CANNABIS SCIENCE, INC.

6946 N. Academy Blvd.

Suite B No. 254

Colorado, CO. 80918

March 17, 2010

Via EDGAR

Mr. Gary Newberry

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, DC 20549

Dear Mr. Newberry:

RE:

Cannabis Science, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed April 15, 2009

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Filed May 14, 2009

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Filed May 15, 2009

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Filed August 21, 2009

Form 10-Q for the Fiscal Quarter Ended September 30, 209

Filed November 19, 2009

Response Letter Dated November 10, 2009

File No. 0-28911

Following are responses to your comment letter dated January 19, 2010.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.

Question:  In your response to these comments, please provide the representations requested in our letter of September 10, 2009.

Answer:

The Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Consolidated Statement of Operations, page 4

2.

Question:  We note from your response to prior comment number 4 that you do not believe that it is necessary to report the operations of Curado as discontinued operations within your consolidated statement of operations and cash flows for the nine-months ended September 30, 2008 as the assets disposed of were never classified as held for sale.  However, pursuant to paragraph 42 of SFAS 144, the results of operations of a component of an entity that has been disposed of shall be classified as discontinued operations if the criteria of that paragraph have been met.  In this respect, it appears from your disclosure that the operations and cash flows of Curado have been eliminated from the ongoing operations as a result of the disposal transaction and you will not have any significant continuing involvement in the operations of Curado.  If this is correct, you should report Curado's results of operations and cash flows as discontinued operations.

Answer:  The transaction that is the subject of the staff’s question is unique and not explicitly covered in the accounting literature and guidance.  However, the Company believes the presentation of the Curado transaction is appropriate given no specific guidance is available.

Review of the literature (Exhibit “A”) and especially Example 7 ¶ A18 would lead to the conclusion that without the decision of management to discontinue operations through sale or abandonment etc., the guidance of FAS 144 would not apply.  Paragraph 30 requires all criteria to be met and specifically refers to Example 7.  In management’s view, none of the criteria in ¶ 30 were met and reliance on Example 7 was made.  Due to the confusing language in the various portions of FAS 144, previous management believed then and current management agrees now, that the treatment afforded the operations and transaction are appropriate in the circumstances and disclosure of the activities of the Company at the time the financial statements were prepared and filed.

Exhibits 31.1 and 31.2

3.

Question:  We have considered your response to our prior comment number nine.  We reissue this comment which requested you to file an amendment to the Forms  10-Q for the periods ending March 31, June 30 and September 30, 2009 that includes the entire periodic report and new, corrected certifications worded exactly as required by Regulation S-K Item 601(b}(31).

Answer:  The Company will file amended 10-Qs with the certifications in the prescribed form.

Once you agree to our proposed changes, we will file the amended documents.  Please contact me if you need any further clarification on any of these answers.

Sincerely,

Cannabis Science, Inc.

Per:  /s/ Richard Cowen

Richard Cowen

CFO

Exhibit “A”